March 14, 2012
VIA COURIER AND EDGAR
Re:	The Carlyle Group L.P. Registration Statement on Form S-1 File No. 333-176685
Chambre Malone, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Dear Ms. Malone:
On behalf of The Carlyle Group L.P., we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 4 to the above-referenced Registration Statement relating to the offering of its common units representing limited partner interests, marked to show changes from Amendment No. 3 as filed on February 14, 2012. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.
In addition, we are providing the following responses to your comment letter, dated February 27, 2012, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 4. The responses and information described below are based upon information provided to us by Carlyle.

Securities and Exchange Commission	2	March 14, 2012
Organizational Structure, page 81
1.	Please revise your diagram to depict the percentage ownership each of the Carlyle Holdings entities will have in each Parent Entity. Please also tell us what consideration you gave to depicting the ownership information contained in footnote (2) in the chart.

Carlyle has revised the diagram on pages 15 and 83 of Amendment No. 4 to depict the 100% ownership that the Carlyle Holdings partnerships will have in each Parent Entity. In addition, Carlyle has revised footnote 2 to include a cross reference to the applicable disclosure concerning the interests described in footnote 2, which has now been captioned “Certain Non-controlling Interests in Operating Subsidiaries.”
Cash Distribution Policy, page 91
2.	We note your response to prior comment 10 in our letter dated February 3, 2012. Given your discussion of co-investments on page 237 of the filing, please address why cash distributions to the owners of the Parent Entities as reflected in your financial statements would include distributions related to co-investments. Please fully explain all the accounting implications of co-investments on your historical financial statements as well as on your post-reorganization financial statements.

Carlyle advises the Staff that, historically, Carlyle’s existing owners have made co-investments in and alongside Carlyle investment funds in one of three ways, as described below.
i.	Investments in Carlyle’s funds relating to the required minimum capital commitments from the applicable fund general partners (which are consolidated subsidiaries of the Parent Entities) to their respective carry funds have typically been funded by certain individual senior Carlyle professionals through capital contributions to the Parent Entities, which in turn were contributed by the Parent Entities to the fund general partners, and finally which were invested by such fund general partners in the funds.

ii.	In addition, in certain other limited circumstances, individual senior Carlyle professionals and other existing owners of the Parent Entities made investments in Carlyle funds through the Parent Entities that were unrelated to the above described general partner minimum capital commitments. Such investments were made by such persons through capital contributions to the Parent Entities, which were then invested by the Parent Entities in or alongside the funds directly (i.e., not through the fund general partners).

Securities and Exchange Commission	3	March 14, 2012
iii.	Finally, senior Carlyle professionals, employees and officers have also made investments in and alongside Carlyle funds through direct investments in fund-level investment vehicles, rather than through the Parent Entities or fund general partners.
We refer to the investments made by the existing owners through the Parent Entities, as described in (i) and (ii) above (in addition to those described in (iii) above), as “co-investments” because they represent individually-funded investments and the earnings and return of capital on those investments are distributed back to the persons that originally funded them and are not retained by Carlyle. Because the investment activity described in (i) and (ii) above occurred through capital invested through the Parent Entities, the interests in the Parent Entities representing such capital investments historically have been included in members’ equity and investment income related to these investments has been included in net income attributable to Carlyle Group on the historical Carlyle Group statement of operations.

The co-investment distributions shown in the table on page 93 of Amendment No. 4 represent the cash distributions during the periods presented from the Parent Entities to the persons that originally funded such co-investments through the Parent Entities, as described in (i) and (ii) above. Carlyle includes an adjustment for such distributions in this table as these distributions are allocable solely to the persons that originally funded the co-investments to which they relate and they would not be distributable to the common unitholders.

The beneficial interests that are being restructured or distributed in the Reorganization relate to the co-investments that were funded through the Parent Entities, as described in (i) and (ii) above. The “restructured” beneficial interests relate to the capital contributions made through the Parent Entities by senior Carlyle professionals to fund a general partner’s minimum capital commitment to the fund, as described in (i) above. To restructure these interests, the Parent Entities will distribute their interests in the general partner relating to such individually funded capital contributions to a legal entity that is not consolidated by Carlyle Holdings. The general partner (a consolidated subsidiary of Carlyle Holdings) will continue to own the underlying investment in the fund. As a result, after the restructuring, Carlyle Holdings will reflect a non-controlling interest in consolidated entities (representing the non-consolidated legal entity’s investment in the general partner) and any related earnings and distributions will be reflected as earnings and distributions attributable to a non-controlling interest.

The “distributed” beneficial interests relate to investments in or alongside Carlyle funds made by the Parent Entities directly (rather than through the fund general partners) on behalf of the individual senior Carlyle professionals and other existing owners of the Parent Entities who originally funded such investments, as described in (ii) above. In the Reorganization, the Parent Entities will distribute those investments in Carlyle funds to the persons who originally funded such

Securities and Exchange Commission	4	March 14, 2012
investments. After the distribution is complete, there will be no subsequent accounting for these investments by Carlyle Holdings.

Finally, Carlyle advises the Staff that there is no impact to the Carlyle Group financial statements for co-investments made by senior Carlyle professionals and other Carlyle employees and officers in Carlyle funds directly through fund-level investment vehicles, as described in (iii) above, rather than through the Parent Entities or general partners.

3.	We note your responses to prior comments 11 and 12 in our letter dated February 3, 2012. In your discussion on pages 92 and 93 of your historical cash distributions, please clarify that cash distributions net of compensatory payments, distributions related to co-investments and distributions related to the Mubadala investment are sourced from the income of the Parent Entities, including the net income of management-fee earning subsidiaries and the Parent Entities’ share of the income of the fund general partners, which includes carried interest not allocated to investment professionals at the fund level, as you have done in your supplemental response to comment 11.

Carlyle has revised page 92 of Amendment No. 4 to address the Staff’s comment.
Fee-Earning Assets Under Management, page 112
4.	We note your response to prior comment 13 in our letter dated February 3, 2012. You do not believe that the presentation of gross subscriptions and gross redemptions conveys material information about the underlying causes of changes in AUM and fee-earning AUM that is not already captured in the presentation of subscriptions, net of redemptions. We continue to believe that the gross presentation of subscriptions and redemptions would provide additional meaningful information. Specifically, these disclosures would enable readers to clearly identify any trends depicted by each of these gross amounts. If you continue to believe the presentation of such gross amounts are not necessary to an understanding of your AUM and fee-earning AUM, please provide us the gross subscriptions and gross redemptions for each period presented and address any apparent trends in these amounts.

Carlyle respectfully submits that the discussion of AUM and the rollforwards of AUM and fee-earning AUM that are included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” together with related disclosures elsewhere in the prospectus, present all information material to a reader’s understanding of its consolidated and segment results of operations, i.e., the current AUM, the fee structure of the AUM, the historical returns, and historical volatility of those returns, and subscriptions, net of redemptions in each period presented. Carlyle believes that the gross presentation of subscriptions and redemptions is not meaningful in any material respect to an investor’s understanding of Carlyle’s results or prospects. By way of illustration, Carlyle

Securities and Exchange Commission	5	March 14, 2012
supplementally provides the Staff with information regarding gross subscriptions and redemptions for its Global Market Strategies segment for the three years most recently ended, set forth in the table below.

Total ($mm)	2011	2010	2009
Subscriptions	3,504	9	43
Redemptions	(2,166)	(149)	(11)

Subscriptions, net of redemption	1,338	(140)	32

As shown above, the gross subscriptions and redemptions numbers show no discernible pattern by which a reader could make an accurate assessment about the future business prospects of the funds in this segment or the historical reasons for these changes in AUM. Changes in gross subscriptions and redemptions reflect the impact of myriad disparate factors. For example, an investor may redeem its funds on a quarterly basis for a host of reasons, including, but not limited to, unhappiness with the performance of the funds, internal rebalancing in the normal course of its asset allocation strategy, or internal liquidity issues for the investor itself. Additionally, consistent with Carlyle’s historical experience across the hedge funds it currently manages, investors may redeem their interests in one fund and subscribe to another in the same period in the same amount, as part of their asset allocation strategy, thus obfuscating any underlying trend or driver of changes in the gross numbers. Accordingly, in order for gross subscriptions and redemptions to convey material information regarding any underlying trend in gross subscriptions or gross redemptions, it would have to be accompanied by information which Carlyle, as manager, is not privy to, such as each investor’s unique reason for a given redemption or subscription. In addition, given the many different reasons that may motivate redemptions or subscriptions and Carlyle’s lack of access to such information, there is the possibility of confusion that would result from a reader’s misattribution of the underlying cause of changes in the gross subscriptions or redemptions.

Carlyle is familiar with the discussion of period changes in AUM included in the public filings of many of its peer alternative asset managers. Carlyle notes in this regard that the presentation of subscriptions, net of redemptions in the Global Market Strategies and consolidated rollforwards of AUM and fee-earning AUM is consistent with, or more detailed than, the comparable presentations of its peers, even those whose open-ended investment funds represent a greater proportion of total AUM.
Cash Flows, page 169
5.	Please discuss all material changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows. This discussion should address those matters that have materially affected the most recent period presented but are not expected to have short or long-term implications, and those matters that have not materially affected the most recent period

Securities and Exchange Commission	6	March 14, 2012
presented but are expected materially to affect future periods. Refer to Sections 501.03 and 501.13 of the Financial Reporting Codification for additional guidance. You should address the impact of your consolidated funds and CLOs to the extent that they contribute to material changes in each of these categories of cash flows. For example, your discussion of cash flows from financing activities for the year ended December 31, 2010 compared to the year ended December 31, 2009 refers to an increase in distributions of $572 million and the increase in borrowing proceeds in excess of principal payments from loans payable of $582 million. Given that your net cash used from financing activities increased by $1.9 billion from 2009 to 2010, you should further expand your discussion to address the significant factors that led to the remaining material change.

Carlyle has expanded its discussion of material changes in its operating, investing and financing cash flows beginning on page 160 of Amendment No. 4 to address the matters raised by the Staff.
Unaudited Pro Forma Financial Information, page 191
6.	We note your response to prior comment 21 in our letter dated February 3, 2012. For components (a) and (c), the restructured beneficial interests and carried interest rights will be in consolidated subsidiaries of Carlyle Holdings; therefore these interests will be presented as non-controlling interests in consolidated subsidiaries. In your response to comment 30 in your letter dated January 10, 2012, you stated that beneficial interests and carried interest rights will be restructured to a separate legal entity controlled by the individual existing owners (a non-consolidated entity). Please help us better understand what rights will be in consolidated subsidiaries versus those that will be in non-consolidated entities as well as why there is a difference.

Carlyle refers to the response to the Staff’s comment 2 above for a discussion of the restructured beneficial interests representing co-investments (related to pro forma adjustment 1(a) on page 186 of Amendment No. 4). Historically, both the restructured beneficial interests and restructured carried interest rights were held by their respective ultimate beneficial owners through the Parent Entities. The beneficial interests in co-investments relate to capital contributions funded by individual senior Carlyle professionals through the Parent Entities, which were contributed by the Parent Entities to the general partners of Carlyle’s investment funds, and then invested by such general partners in the applicable funds. The carried interest rights are rights held by retired senior Carlyle professionals to carried interest incident to their ownership in the Parent Entities. Distributions relating to these carried interest rights were historically distributed from the applicable funds to the general partners of such funds, and in turn from such general partners to the Parent Entities, and finally from the Parent Entities to the applicable retired senior Carlyle professionals.

Securities and Exchange Commission	7	March 14, 2012
As part of the Reorganization, the Parent Entities will distribute the interests they hold in the general partners relating to such co-investment capital and such carried interest rights of retired senior Carlyle professionals to a separate legal entity that is not consolidated by Carlyle Holdings. The general partners will continue to own the underlying investments in the funds and the underlying rights to carried interest from the funds. As a result, after the Reorganization, the non-consolidated legal entity will have a legal interest in the general partners (which are consolidated subsidiaries of Carlyle Holdings). Accordingly, after the Reorganization, Carlyle Holdings will reflect the investments in the funds and the carried interest rights in the funds as assets of Carlyle Holdings (as they are still held by the consolidated general partners) but will reflect the ownership of the particular assets representing the restructured co-investment capital and the carried interest rights of retired senior Carlyle professionals as a non-controlling interest in consolidated entities (as the non-consolidated legal entity has a legal interest in the general partners relating to its ownership of those assets).

Carlyle has included the amounts related to these pro forma adjustments in Amendment No. 4.
Carried Interest, page 249
7.	We note your disclosure in the last paragraph that ownership of carried interest is subject to a range of vesting schedules. Please revise this disclosure to clarify the types of carried interest that are subject to vesting, and confirm that the vesting conditions relate to the passage of time and continued employment of the recipient of the carried interest. Please also confirm to us that the carried interest received by the named executive officers as a result of their ownership in the Parent Entities is not subject to vesting.

Carlyle has revised page 241 of Amendment No. 4 to enhance the disclosure regarding vesting of carried interest owned at the fund level by senior Carlyle professionals and other personnel. As revised, the disclosure provides as follows:
Ownership of carried interest by senior Carlyle professionals and other personnel at the fund level is also subject to a range of vesting schedules. Vesting depends on continued employment over specified periods of time, and serves as an employment retention mechanism and enhances the alignment of interests between the owner of a carried interest allocation and the firm and the limited partners in our investment funds.
Carlyle advises the Staff that, although the existing ownership interests in the Parent Entities owned by the named executive officers are not subject to vesting, under the current pre-IPO arrangements, if any of the named executive officers (other than the founders) are no longer providing services to Carlyle at the time an investment in a carry fund is realized, such named executive officer (other than the founders) will forfeit 25% of his or her entitlement to any distributions from

Securities and Exchange Commission	8	March 14, 2012
the Parent Entities in respect of any carried interest from such investment. The founders are not subject to such forfeiture.

As the Staff is aware, as part of the reorganization that will precede the offering, the founders and other senior Carlyle professionals and Mubadala and CalPERS will exchange their ownership interests in the Parent Entities for Carlyle Holdings partnership units. The Carlyle Holdings partnership units received by the existing owners in the reorganization will (with the exception of units received by the founders, Mubadala and CalPERS, which will not be subject to vesting), be subject to the vesting arrangements described in the prospectus and the aggregate grant date fair value of the unvested units received by named executive officers for purposes of Financial Accounting Standards Board Accounting Standards Codification Topic 718, “Compensation—Stock Compensation” will be reported in the Stock Awards column of the Summary Compensation Table and in the Grant of Plan Based Awards table for the year in which the offering occurs. In subsequent years Carlyle does not anticipate that the Summary Compensation Table will reflect compensation in relation to the Carlyle Holdings partnership units received by named executive officers in the reorganization. Carlyle has, where consistent with the applicable requirements of Item 402 of Regulation S-K, sought to present the elements of compensation in the Summary Compensation Table for 2011 and 2010 in a manner that is consistent with the presentation that will be applicable to such elements following the offering.

8.	We note your disclosure in the Summary Compensation Table on page 250 that Mr. Ferguson and Mr. Youngkin own direct carried interest allocations at the fund level. In the first paragraph in the “Carried Interest” section on page 249, you state that you concentrate the direct ownership of carried interest at the fund level among the professionals who work directly with those particular funds. In this regard, please revise this section to discuss the factors considered in determining to allocate to Mr. Ferguson and Mr. Youngkin direct ownership in the carried interest at the fund level. In your discussion, please address how the allocation of carried interest to them at the fund level, which is compensation, is aligned with their performance. Please also identify the funds in which Mr. Ferguson and Mr. Youngkin own carried interest.

Carlyle advises the Staff that, while Mr. Youngkin has previously received allocations of direct carried interest ownership at the fund level in respect of buyout funds that invest in transactions in the United States, Europe and emerging markets as a result of his work, at various times, with those fund operations, he has ceased to receive such allocations in respect of any such funds formed subsequent to the time he assumed a firm-wide executive role in 2009. Similarly, while Mr. Ferguson has previously received allocations of direct carried interest ownership at the fund level in respect of buyout funds that invest in transactions in the United States as a result of his work, at various times, with those fund operations, in view of his firm-wide role as Carlyle’s general counsel he ceased to receive such allocations in 2008.

Securities and Exchange Commission	9	March 14, 2012
Carlyle has included additional disclosure to this effect on page 241 of Amendment No. 4.
Summary Compensation Table, page 250
9.	We note your responses to comments 28 and 29 in our letter dated February 3, 2012. Please report the accrued compensation expense to reflect the carried interest allocations at the fund level in the “All Other Compensation” column of the table, and also include footnote disclosure of the actual corresponding cash distributions the named executive officers received. In the event that the accrued compensation expense would be below zero (i.e. a negative amount), please confirm that you will record zero in the “All Other Compensation” column and include footnote disclosure of the negative amount. Finally, please confirm that you will not take into account any negative amounts in identifying the named executive officers to be included in the Summary Compensation Table pursuant to Items 402(a)(3)(iii) and (iv) of Regulation S-K.

Carlyle has reported the accrued compensation expense to reflect the carried interest allocations at the fund level in the “All Other Compensation” column of the Summary Compensation Table, and has revised the footnote disclosure on page 243 of Amendment No. 4 to include the actual corresponding cash distributions the named executive officers received. In the event that the accrued compensation expense would be below zero (i.e. a negative amount), Carlyle confirms that it will record zero in the “All Other Compensation” column and include footnote disclosure of the negative amount. Carlyle also confirms that it will not take into account any negative amounts in identifying the named executive officers to be included in the Summary Compensation Table pursuant to Items 402(a)(3)(iii) and (iv) of Regulation S-K.
Principal Unitholders, page 263
10.	Please note that we may have additional comments once you have filled in the blanks in the table.

Carlyle acknowledges the Staff’s comment.
General
11.	Please ensure that your financial statements and corresponding financial information included are updated in accordance with Rule 3-12 of Regulation S-X.

Carlyle advises the Staff that the financial statements and corresponding financial information included in Amendment No. 4 have been updated in accordance with Rule 3-12 of Regulation S-X.

Securities and Exchange Commission	10	March 14, 2012
Acquisition of Claren Road Asset Management, page F-20
12.	We note your response to prior comment 23 in our letter dated February 3, 2012. You indicate that “based on the provisions of ASC 805-10-55-24 and 25 that the Class B interests should be accounted for outside of the business combination, in accordance with other applicable U.S. GAAP.” Please reconcile this statement to your statement that “the measured liability at December 31, 2010 of approximately $97 million is included in the table on F-20 in the line item “contingent and other consideration.”

Carlyle advises the Staff that the Class B interests are considered compensatory arrangements under U.S. GAAP. The Class B interests entitle the holders, while employed by Claren Road, to 45% of the net cash flow profits from Claren Road and a separation payment once they cease employment. Carlyle’s reference to “outside of the business combination” related to Carlyle’s accounting for the 45% profits interest in Claren Road. The Class B interest separation payments meet the definition of a liability at the acquisition date and were a part of what Carlyle and Claren Road exchanged in the business combination. Because the liability arises from an employee benefit arrangement within the scope of ASC 710, it is subject to an exception to the general acquisition date fair value measurement principles described in ASC 805-20-30-1. That is, ASC 805-20-30-17 requires that this liability be measured following the measurement guidance in ASC 710, not the fair value measurement principles in ASC 820. The measured liability at December 31, 2010 of approximately $97 million is still included as a component of the consideration transferred in the business combination and is recorded as a liability in Carlyle’s combined and consolidated financial statements.

13.	We also note your disclosure on page F-20 that “the Company may pay additional contingent consideration up to $255.2 million, which represents management’s estimate of the maximum amount of consideration to be paid, over a period of ten years based on the achievement of certain performance criteria, including AUM growth and certain service requirements. With reference to the certain service requirements and the guidance set forth in ASC 805-10-55-24 and 25, please tell us whether this arrangement is part of the exchange for Claren Road or a transaction separate from the business combination.

Carlyle advises the Staff that the “contingent and other consideration” included in the consideration transferred for Claren Road includes both the $97 million liability associated with the Class B interest accounted for under ASC 710 (discussed in Carlyle’s response to the Staff’s comment 12) and the fair value of the contingent consideration payable based on the achievement of certain performance criteria. Carlyle’s estimate of the maximum amount of consideration to be paid under both these arrangements is $255.2 million.

Securities and Exchange Commission	11	March 14, 2012
The reference to “certain service requirements” does not relate to the contingent consideration arrangement. The contingent consideration arrangement with the Claren Road sellers was determined to be a component of the exchange for Claren Road and not a transaction separate from the business combination. In evaluating the arrangement, Carlyle considered all indicators set forth in ASC 805-10-55-25. A key consideration in this analysis was whether the sellers, who continue to provide services to Carlyle, need to be employed to receive the contingent consideration. In this case, the sellers do not need to be employed to receive the contingent consideration. That is, there is no vesting tied to service or a continuing employment requirement.

Other key factors considered by Carlyle included, but were not limited to, the following: i) the compensation paid to the selling owners post combination is commensurate with the compensation received by the selling owners prior to the acquisition and others within Carlyle with similar responsibilities, ii) there were no differential payments between the selling owners that have no continuing employment arrangement with Carlyle and those that continue to be employed by Carlyle, and iii) the formulas for determining the contingent payments were based on key metrics used in determining the enterprise value of Claren Road. Based on the factors noted above, including the fact that the arrangement is not affected by the continuing employment of the sellers who continue to provide services to Carlyle, the contingent payments were accounted for as part of the exchange for Claren Road.

Carlyle has clarified its disclosure to present only the contingent consideration in its disclosure of the maximum amount of consideration that could be paid and have deleted its reference to “certain service requirements.” Carlyle has also added disclosure to indicate the amount of the Class B liability recorded as of December 31, 2010.
Note 3. Acquisitions and Acquired Intangible Assets, page F-80
14.	We note your response to prior comment 36 in our letter dated February 3, 2012. The acquisition-date fair value of the contingent consideration was $15.5 million and $60.4 million for the AlpInvest and ESG acquisitions, respectively. It remains unclear how these liabilities are reflected in the table of estimated fair value of assets acquired and liabilities assumed and non-controlling interest on page F-80. For example, for the ESG acquisition, you have recorded $11.7 million in accrued expenses and accrued compensation and benefits and $23.6 million as due to Carlyle partners; however, the liability related to the contingent consideration of $60.4 million is considerably higher than both of these items. Please clarify which line items in your table on page F-80 include these liabilities.

Carlyle advises the Staff that the fair value of the contingent consideration is a component of the consideration transferred by Carlyle to the former owners to

Securities and Exchange Commission	12	March 14, 2012
acquire AlpInvest and ESG and is not a component of the acquired assets or assumed liabilities. As such, the contingent consideration is appropriately not reflected in the table of estimated fair value of assets acquired and liabilities assumed and non-controlling interests on page F-21 of Amendment No. 4. Instead, the contingent consideration is recorded as a liability, at fair value, in Carlyle’s combined and consolidated balance sheet. Carlyle refers the Staff to the illustrative example provided in ASC 805-10-55-41 which is reproduced below.

The following table summarizes the consideration paid for Target and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date, as well as the fair value at the acquisition date of the noncontrolling interest in Target.

At June 30, 20X2

Refer to
Paragraph(s)		$
805-30-50-1(b)	Consideration
805-30-50-1(b)(1)	Cash	5,000
805-30-50-1(b)(4)	Equity instruments (100,000 common shares of Acquirer)	4,000
805-30-50-1(b)(3), 805-30-50-1(c)(1)	Contingent consideration arrangement	1,000

	Fair value of total consideration transferred	10,000
805-10-50-2(g)(1)	Fair value of Acquirer’s equity interest in Target held before the business combination	2,000

		12,000

805-10-50-2(e), 805-10-50-2(f)	Acquisition-related costs (including in selling, general, and administrative expenses in Acquirer’s income statement for the year ending December 31, 20X2)	1,250

805-20-50-1(c)	Recognized amounts of identifiable assets acquired and liabilities assumed
	Financial assets	3,500
	Inventory	1,000
	Property, plant, and equipment	10,000
	Identifiable intangible assets	3,300
	Financial liabilities	(4,000)
	Liability arising from a contingency	(1,000)

	Total identifiable net assets	12,800
805-20-50-1(e)(1)	Noncontrolling interest in Target	(3,300)
	Goodwill	2,500

		12,000

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As illustrated in this example, the fair value of the contingent consideration of $1,000 has been included in the fair value of total consideration transferred and is not reflected in the table of recognized amounts of identifiable assets acquired and liabilities assumed. For the avoidance of doubt, and as described in 805-10-55-46, the $1,000 “Liability arising from a contingency” presented in the illustration relates to the fair value for expected warranty claims on products sold and is not the fair value of the contingent consideration transferred.
Other Contingencies, page F-107
15.	Regarding the tax matter related to Carlyle Europe Real Estate Partners, L.P., you are unable to form a judgment as to whether an ultimate outcome unfavorable to the Luxembourg subsidiary in this matter is either “probable” or “remote.” We note that this is a real estate fund that you do not consolidate. Please disclose the impact that this matter could have on your financial statements. If there is at least a reasonable possibility that you may have incurred a loss related to this matter, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Carlyle advises the Staff that it has revised page F-50 of Amendment No. 4 to disclose that, although neither Carlyle Europe Real Estate Partners, L.P. nor its portfolio company are consolidated by Carlyle, Carlyle may determine to advance amounts to such non-consolidated entities or otherwise incur costs to resolve the matter, in which case Carlyle would seek to recover such advance from proceeds of subsequent portfolio dispositions by Carlyle Europe Real Estate Partners, L.P. The amount of any unrecoverable costs that may be incurred by Carlyle is not estimable at this time.
Exhibits 10.23 and 10.24
16.	We note that you have not filed the schedules and exhibits to the credit agreements. Please re-file the credit agreements as exhibits to your registration statement, including all schedules and exhibits thereto.

Carlyle has re-filed Exhibits 10.23 and 10.24 with Amendment No. 4 to include all of the schedules and exhibits.
* * * * *
Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Securities and Exchange Commission	14	March 14, 2012
Very truly yours,
Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission
   Pamela Long, Esq.
   Nudrat Salik
   Jeanne Baker

The Carlyle Group L.P.
   Jeffrey W. Ferguson, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP
   Phyllis G. Korff, Esq.
David J. Goldschmidt, Esq.